Exhibit 99.10

SRK Consulting (Canada) Inc. Suite 2200 - 1066 West Hastings Street Vancouver, BC V6E 3X2 T: +1.604.681.4196 F: +1.604.687.5532 vancouver@srk.com www.srk.com

Project Number: CAPR001101

Vancouver, B.C.

To:	Ontario Securities Commission
Alberta Securities Commission
Autorite des Marches Financiers
British Columbia Securities Commission
United States Securities and Exchange Commission

CONSENT OF QUALIFIED PERSON

I, Daniel Sepulveda, SME-RM, do hereby consent to the public filing by Sierra Metals Inc. (the “Company”) of the technical report prepared in accordance with NI 43-101 titled, “Preliminary Economic Assessment, Yauricocha Mine, Yauyos Province, Peru” with an effective date of March 31, 2021 (the “Technical Report”).

I also consent to the use of extracts from, or a summary of, the Technical Report in the Company’s press release dated January 20, 2022 (the “Press Release”).

I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this day of March 1st, 2022.

[“original signed”]

Daniel Sepulveda, B. Sc., SME-RM

Associate Consultant – Metallurgy & Mineral Processing